EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1. Starnet Communications Canada Inc., a corporation organized under the Company Act of the Province of British Columbia.
2. Softec Systems Caribbean Inc., a corporation organized under the laws of the Country of Antigua.
3. World Gaming Systems Inc., a corporation organized under the laws of the Country of Antigua.
4. EFS U.S.A. Inc., a corporation organized under the laws of the State of Nevada, USA.
5. EFS Caribbean Inc., a corporation organized under the laws of the Country of Antigua.
6. EFS Australia Pty. Ltd., a corporation organized under the laws of the Country of Australia.
7. EFS St. Kitts Inc., a corporation organized under the laws of the Country of St. Kitts.